Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

by and among

NATIONAL RESEARCH CORPORATION,
as Buyer,

and

TGI GROUP, LLC,
as the Company

Certain Members of the Company

May 30, 2006

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EXHIBITS

Exhibit A	Members and Membership Interests
Exhibit B	Form of Indemnification Escrow Agreement
Exhibit C	Form of Bill of Sale
Exhibit D	Form of Assignment and Assumption Agreement
Exhibit E	Form of Assignment of Intellectual Property
Exhibit F	Form of Assignment of Leases

SCHEDULES

Schedule 1.2(h)	Excluded Assets
Schedule 1.3(a)(ii)	Assumed Contractual Liabilities
Schedule 1.4	Wire Transfer Instructions
Schedule 1.5	Allocation of Purchase Price
Schedule 2.1(a)	Organization and Good Standing
Schedule 2.2	Capitalization
Schedule 2.3(a)	Subsidiaries
Schedule 2.4	Conflicts
Schedule 2.5	Financial Statements
Schedule 2.6	Absence of Certain Changes
Schedule 2.7(a)	Government Consents
Schedule 2.7(b)	Third-Party Consents
Schedule 2.8	Litigation
Schedule 2.9	Taxes
Schedule 2.10	Employee Benefit Plans
Schedule 2.11(a)	Real Property; Leases
Schedule 2.11(b)	Personal Property
Schedule 2.12(a)	Employment Matters
Schedule 2.12(b)	Labor Matters
Schedule 2.13	Certain Contracts and Commitments
Schedule 2.14	Intellectual Property
Schedule 2.16	Insurance
Schedule 2.19	Accounts Receivable
Schedule 4.2	Conflicts of Buyer
Schedule 4.3(a)	Buyer Government Consents
Schedule 4.3(b)	Buyer Third-Party Consents
Schedule 6.1	Excluded Employees

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ASSET PURCHASE AGREEMENT

        This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of May 30, 2006 by and among TGI Group, LLC, a Delaware limited liability company (the “Company”), NATIONAL RESEARCH CORPORATION, a Wisconsin corporation (“Buyer”), and certain members of the Company listed on the signature pages hereto (each, a “Member” and collectively, the “Members”).

        WHEREAS, the Members own beneficially and of record the issued and outstanding Membership Interests of the Company set forth on Exhibit A attached hereto (collectively, the “Membership Interests”); and

        WHEREAS, the Company desires to sell to Buyer, and Buyer desires to purchase from the Company, all of the assets of the Company on the terms and conditions set forth herein.

        NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I – PURCHASE AND SALE OF ASSETS; CLOSING

        Section 1.1. Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing (as defined in Section 1.6), the Company shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from the Company, free and clear of any claim, encumbrance, lien, option, pledge, security interest, mortgage or similar restriction (each, a “Claim” and collectively, “Claims”), all of the Company’s right, title and interest in and to all of the Company’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including the following (but excluding the Excluded Assets (as defined in Section 1.2)):

            (a)     all the parcels of real property, if any, owned by the Company and all of the Leased Real Property (as defined in Section 2.11) leased by the Company;

            (b)     all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than inventories) of every kind owned or leased by the Company (wherever located and whether or not carried on the Company’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto (collectively, “Tangible Personal Property”);

            (c)     all inventories of the Company, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by the Company in the production of finished goods;

            (d)     all accounts receivable;

            (e)     all agreements, contracts, or leases of the Company (collectively, the “Company Contracts”);

            (f)     all permits and all pending applications therefor or renewals thereof, in each case to the extent transferable to Buyer;

            (g)     all data and records related to the operations of the Company, including client and customer lists and records, referral sources, research and development reports and records, production reports and records, service and warranty records, equipment logs, operating guides and manuals, financial and accounting records, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documents and records and, subject to legal limitations, copies of all personnel records and other records described in Section 1.2(d);

            (h)     all of the intangible rights and property of the Company, including Intellectual Property Rights (as defined in Section 2.14), going concern value, goodwill, telephone, telecopy and e-mail addresses and listings;

            (i)     all insurance benefits, including rights and proceeds, arising from or relating to the Assets or the Assumed Liabilities (as defined in Section 1.3) prior to the Closing, unless expended in accordance with this Agreement;

            (j)     all claims of the Company against third parties relating to the Assets, whether choate or inchoate, known or unknown, contingent or noncontingent;

            (k)     all rights of the Company relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof that are not listed on Schedule 1.2(h); and

            (l)     the name “TGI Group, LLC,” and all rights to use or allow others to use such name.

        All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.”

        Section 1.2. Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following assets of the Company (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of the Company after the Closing:

            (a)     all cash, cash equivalents and short-term investments;

            (b)     all minute books, limited liability company records and seals;

            (c)     all insurance policies and rights thereunder (except to the extent specified in Section 1.1(i) and (j));

            (d)     all personnel records and other records that the Company is required by law to retain in its possession;

            (e)     all claims for refund of Taxes and other governmental charges of whatever nature relating to the operation of the Assets, in each case with respect to the period prior to the Closing;

            (f)     all rights in connection with and assets of the Benefit Plans (as defined in Section 2.10);

            (g)     all rights of the Company under this Agreement, the Bill of Sale (as defined in Section 7.2(e)(i)), the Assignment and Assumption Agreement (as defined in Section 7.2(e)(ii)) and the Escrow Agreement (as defined in Section 1.4);

            (h)     all of the equity interests in the Subsidiaries (as defined in Section 2.3) owned by the Company; and

            (i)     all other assets, if any, set forth on Schedule 1.2(i).

        Section 1.3. Liabilities.

            (a)     Assumed Liabilities. Effective on the Closing Date (as defined in Section 1.6), Buyer shall assume and agree to discharge only the following Liabilities(as defined in Section 1.3(b)) of the Company and the Subsidiaries (the “Assumed Liabilities”):

(i) any current liability reflected or reserved against on the Base Balance Sheet (as defined in Section 2.5) (but only in the amounts so reflected or reserved) or incurred by the Company in the ordinary course of business between the date of the Base Balance Sheet and the Closing, except for the current debt payable of the Company reflected on the Base Balance Sheet, which current debt payable shall not be assumed; and

(ii) any Liability arising after the Closing under the Company Contracts set forth on Schedule 1.3(a)(ii).

            (b)     Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by the Company. “Retained Liabilities” shall mean every Liability of the Company (including the current debt payable) other than the Assumed Liabilities. “Liabilities” shall mean and include any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

        Section 1.4. Consideration. Subject to the terms and conditions set forth herein, the consideration payable by Buyer hereunder shall consist of the amounts set forth below (collectively, together with the Assumed Liabilities, the “Purchase Price”):

            (a)    Cash Consideration. An amount equal to Nineteen Million Five Hundred Thousand Dollars ($19,500,000) increased or decreased by the Estimated Closing Working Capital Adjustment, as defined in Section 1.7 (such amount, the “Closing Date Cash”), if any, payable to the Company at the Closing and the Escrow Amount (as defined in Section 1.4(c)).

            (b)    Post Closing Cash Consideration. The amount, if any, payable by Buyer pursuant to Section 1.7(c) below.

            (c)    Escrow Deposit. One Million Nine Hundred Fifty Thousand Dollars ($1,950,000) (the “Escrow Amount”) to be deposited at the Closing with Mellon Trust of New England, N.A. (the “Escrow Agent”) to be held in escrow (the “Escrow Fund”) pursuant to the terms of the Escrow Agreement in substantially the form attached hereto as ExhibitB (the “Indemnification Escrow Agreement”) in order to secure the performance of the Company’s obligations under this Agreement and the other agreements contemplated hereby.

All amounts payable to the Company pursuant to Sections 1.4(a) and (b) and 1.7 shall be paid at the applicable times via wire transfer in immediately available funds pursuant to the wire transfer instructions set forth on Schedule 1.4. All amounts remaining in the Escrow Fund upon its termination shall be distributed to the Members in accordance with their respective pro rata share as set forth in Exhibit A.

        Section 1.5. Allocation. The Purchase Price shall be allocated in accordance with Schedule 1.5. After the Closing, the parties shall make consistent use of the allocation, fair market value and useful lives specified on Schedule 1.5for all Tax purposes and in all filings, declarations and reports with the Internal Revenue Service (“IRS”) in respect thereof, including the reports required to be filed under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). Buyer shall prepare and deliver IRS Form 8594 to the Company within forty-five (45) days after the Closing Date to be filed with the IRS. In any proceeding related to the determination of any Tax (as defined in Section 2.9(b)(i)), neither Buyer nor the Company or their respective equity holders shall contend or represent that such allocation is not a correct allocation.

        Section 1.6. Closing. The purchase and sale provided for in this Agreement (the “Closing”) will take place by facsimile and email commencing at 12:00 p.m. (EST) on the date of this Agreement (the “Closing Date”) and shall be effective as of 11:59 p.m. on the date hereof.

        Section 1.7. Adjustment to Purchase Price.

            (a)     Prior to the Closing Date, the Company shall in good faith prepare, with the assistance of Buyer, an estimated balance sheet of the Company as of May 31, 2006 (the “Estimated Closing Date Balance Sheet”). The Estimated Closing Date Balance Sheet shall be prepared in accordance with GAAP consistently applied, and otherwise consistent with the methodology used to prepare the Company’s Base Balance Sheet (as defined in Section 2.5). Not later than three (3) business days prior to the Closing Date, the Company shall deliver to Buyer the Estimated Closing Date Balance Sheet, together with worksheets and data that support the Estimated Closing Date Balance Sheet and any other information that Buyer may reasonably request in order to verify the amounts reflected on the Estimated Closing Date Balance Sheet. As provided in Section 1.4 hereof, the Purchase Price to be paid at the Closing shall be adjusted, dollar for dollar, up or down, as appropriate, to the extent that the Working Capital set forth on the Estimated Closing Date Balance Sheet (the “Estimated Closing Working Capital”) is greater (i.e., less negative) or less (i.e., more negative) than negative Two Million Seven Hundred Eighty-Six Thousand Two Hundred Seven Dollars (-$2,786,207) (the “Base Working Capital”), as applicable (such adjustment, the “Estimated Closing Working Capital Adjustment”).

            (b)     As soon as practical after the Closing Date, Buyer and, at Buyer’s election, KPMG LLP (“Buyer’s Accountant”) shall review the Company’s books and records and also shall review the Estimated Closing Date Balance Sheet in accordance with GAAP consistently applied and otherwise consistent with the methodology used to prepare the Base Balance Sheet and make any adjustments necessary thereto (the “Post-Closing Balance Sheet”) consistent with the provisions of this Section 1.7. All fees and expenses of the Buyer’s Accountant shall be paid by Buyer. Buyer shall, within thirty (30) days of the Closing Date, deliver the Post-Closing Balance Sheet to the Members’ Representative, together with worksheets which detail any adjustments and the basis thereof. The Post-Closing Balance Sheet, and the Working Capital at the Closing reflected thereon, shall be binding upon the parties upon approval of such Post-Closing Balance Sheet by the Members’ Representative. If the Members’ Representative does not agree with the Post-Closing Balance Sheet and the calculation of Working Capital at the Closing stated thereon, and Buyer and Members’ Representative cannot mutually agree on the same, then within the later of (i) forty-five (45) days after the Closing Date and (ii) fifteen (15) days following receipt by the Members’ Representative of the Post-Closing Balance Sheet, Buyer and the Members’ Representative shall select a nationally recognized independent accounting firm mutually satisfactory to Buyer and the Members’ Representative to resolve such dispute (the “Neutral Auditor”). The Neutral Auditor shall review the Post-Closing Balance Sheet and, within ten (10) days of its appointment, shall make any adjustments necessary thereto, and, upon completion of such review, such Post-Closing Balance Sheet and the Net Working Capital at May 31, 2006 (the “ClosingWorkingCapital”) as determined by the Neutral Auditor shall be binding upon the parties. All fees and expenses of the Neutral Auditor shall be shared equally by Buyer, on the one hand, and Members, on the other hand.

            (c)     Within three (3) business days following determination of the Closing Working Capital in accordance with Section 1.7(b), (i) in the event the Closing Working Capital is less (i.e., more negative) than the Estimated Closing Working Capital, Member’s Representative, on behalf of the Members, shall pay to Buyer an amount equal to the difference between such amounts and, (ii) in the event the Closing Working Capital is greater (i.e., less negative) than the Estimated Closing Working Capital, Buyer shall pay to the Members’ Representative, on behalf of the Members, the difference between such amounts, in each case by wire transfer of immediately available funds or check. If and to the extent that Members’ Representative does not pay to Buyer the full amount, if any, to be paid pursuant to clause (i) of the first sentence of this Section 1.7(c) within three business days after it becomes due, the Company and Members shall be jointly and severally obligated, without further demand or notice, to pay to Buyer such amount as is necessary to cause the aggregate payments to Buyer under this Section 1.7(c) to equal the amount specified in clause (i) of the first sentence of this Section 1.7(c).

            (d)     As used in this Section 1.7 “Working Capital” means Current Assets minus Current Liabilities; “Current Assets” means and includes all accounts receivable, prepaid expenses and all other current assets of the Company (but excluding cash and cash equivalents), in each case as determined in accordance with GAAP, consistently applied; and “CurrentLiabilities” means and includes all accounts payable, accrued expenses, accrued but unpaid taxes and all other current liabilities of the Company (including deferred revenue but excluding current debt payables) in each case as determined in accordance with GAAP, consistently applied.

        Section 1.8. Members’ Representative.

            (a)     By the execution and delivery of this Agreement, each Member hereby irrevocably constitutes and appoints Housatonic Equity Investors SBIC, L.P., as his, her or its true and lawful agent and attorney-in-fact (together, the “Members’Representative”), with full power of substitution to act in such Member’s name, place and stead with respect to all transactions contemplated by and all terms and provisions of this Agreement, and to act on such Member’s behalf in any dispute, litigation or arbitration involving this Agreement, and to do or refrain from doing all such further acts and things, and execute all such documents as the Members’ Representative shall deem necessary or appropriate in connection with the transactions contemplated by this Agreement, including, without limitation, the power:

(i) to waive any condition to the obligations of such Member to consummate the transactions contemplated by this Agreement;

(ii) to execute and deliver all ancillary agreements, certificates and documents, and to make representations and warranties therein, on behalf of such Member which the Members’ Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(iii) to receive on behalf of, hold in trust and distribute (after payment of (A) any unpaid expenses chargeable to the Members or the Company prior to the Closing in connection with the transactions contemplated by this Agreement, and (B) amounts payable by the Members pursuant to Section 1.7), all amounts payable to such Member under the terms of this Agreement;

(iv) to settle any claim for indemnification hereunder; and

(v) to do or refrain from doing any further act or deed on behalf of such Member which the Members’ Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement, as fully and completely as such Member could do if personally present.

            (b)     The appointment of the Members’ Representative shall be deemed coupled with an interest and shall be irrevocable, and Buyer, its affiliates and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Members’ Representative on behalf of the Members in all matters referred to herein. All notices delivered by Buyer or the Company (following the Closing) to the Members’ Representative (whether pursuant hereto or otherwise) for the benefit of the Members shall constitute notice to the Members. The Members’ Representative shall act for the Members on all of the matters set forth in this Agreement in the manner the Members’ Representative believes to be in the best interest of the Members and consistent with its obligations under this Agreement, but the Members’ Representative shall not be responsible to the Members for any loss or damages it or they may suffer by reason of the performance by the Members’ Representative of its duties under this Agreement, other than loss or damage arising from willful violation of the law.

            (c)     Each Member agrees to indemnify and hold harmless the Members’ Representative from any loss, damage or expense arising from the performance of its duties as the Members’ Representative hereunder, including, without limitation, the cost of legal counsel retained by the Members’ Representative on behalf of the Members, but excluding any loss or damage arising from willful violation of the law.

            (d)     All actions, decisions and instructions of the Members’ Representative taken, made or given pursuant to the authority granted to the Members’ Representative pursuant to this Section 1.8 shall be conclusive and binding upon each Member, and no Member shall have the right to object, dissent, protest or otherwise contest the same.

            (e)     The provisions of this Section 1.8 are independent and severable, shall constitute an irrevocable power of attorney, coupled with an interest and surviving death or dissolutions, granted by the Members to the Members’ Representative and shall be binding upon the executors, heirs, legal representatives, successors and assigns of each such Member.

Article II – REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby makes to Buyer the representations and warranties contained in this Article II.

        Section 2.1. Existence; Good Standing; Authority.

            (a)     The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of Delaware. The Company has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as currently conducted. Except as set forth on Schedule 2.1(a), the Company is duly licensed or qualified to do business as a foreign limited liability company under the laws of each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 10.3(d)). The copies of the Company’s certificate of formation and limited liability company agreement, each as amended to date and made available to Buyer’s counsel, are complete and correct, and no amendments thereto are pending.

            (b)     The Company has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Company and its members. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

        Section 2.2. Capitalization. As of the date of this Agreement, the authorized, issued and outstanding membership interests of the Company are set forth on Schedule 2.2. All of the issued and outstanding membership interests of the Company are duly authorized and validly issued. As of the date of this Agreement, except as set forth on Schedule 2.2, there are no outstanding options, warrants or other rights of any kind to acquire any additional membership interests of the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional membership interests, nor is the Company committed to issue any such option, warrant, right or security. Except as set forth on Schedule 2.2, there are no agreements or understandings to which the Company is a party with respect to the voting of any membership interests of the Company or which restrict the transfer of any such membership interests. Except as set forth on Schedule 2.2, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any membership interests, other equity interests or any other securities of the Company. Except as set forth on Schedule 2.2, the Company is not under any obligation by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).

        Section 2.3. Subsidiaries.

            (a)     The Company’s subsidiaries and investments in other Persons are listed on Schedule 2.3(a) (collectively, the “Subsidiaries” and each a “Subsidiary”). Except as set forth on Schedule 2.3(a), the Company owns directly or indirectly each of the outstanding shares of capital stock or other equity interest of each of the Subsidiaries. Except as set forth on Schedule 2.3(a), neither the Company nor any Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than investments in short-term investment securities).

            (b)     Each of the Subsidiaries is a corporation, partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect. Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation, partnership or limited liability company, as applicable, in each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect. The copies of the organizational documents of each such Subsidiary, in each case as amended to date and made available to Buyer’s counsel, are complete and correct, and no amendments thereto are pending.

        Section 2.4. No Conflict. Neither the execution and delivery by the Company of this Agreement and the other agreements, documents and instruments contemplated hereby, nor the consummation by the Company of the transactions in accordance with the terms hereof and thereof, conflicts with or results in a breach of any provisions of the organizational documents of the Company or any Subsidiary. Except as set forth on Schedule 2.4, and assuming the consents, approvals and authorizations contemplated by Section 2.7 are obtained, the execution and delivery by the Company of this Agreement and the other agreements, documents and instruments contemplated hereby and the consummation by the Company or the Members of the transactions in accordance with the terms hereof and thereof will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties is bound, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect.

        Section 2.5. Financial Statements.

            (a)     The Company has delivered to Buyer the following financial statements, copies of which are attached hereto as Schedule 2.5 (collectively, the “Financial Statements”):

(i) Audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2004 and 2005, and statements of income and retained earnings and statements of cash flows for each of the years then ended;

(ii) Unaudited adjusted consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2006 (the “Base Balance Sheet”); and

(iii) Unaudited adjusted consolidated statements of income of the Company and its Subsidiaries for the three-month period ended March 31, 2006.

        Subject to the absence of footnotes and year-end audit adjustments with respect to any unaudited Financial Statements, the Financial Statements have been prepared using the Company’s past practices and procedures in accordance with GAAP consistently applied, and present fairly in all material respects the consolidated financial condition of the Company.

            (b)     As of the date hereof, all liabilities of the Company and its Subsidiaries of a type that would be required to be shown on the Financial Statements in accordance with GAAP have been (i) stated or adequately reserved against on the Base Balance Sheet or the notes thereto, (ii) reflected on Schedule 2.5 or the other Schedules furnished to Buyer hereunder, or (iii) incurred after the date of the Base Balance Sheet in the ordinary course of business consistent with past practices, except for liabilities which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

        Section 2.6. Absence of Certain Changes. Except as set forth on Schedule 2.6, from the date of the Base Balance Sheet to the date of this Agreement, the Company and its Subsidiaries have operated only in the ordinary course of business consistent with past practices and there has not been any:

            (a)     change in the Company’s authorized or issued membership interests; grant of any option, right to purchase or similar right regarding the membership interests of the Company; purchase, redemption, retirement, or other acquisition by the Company of any such membership interests; or declaration or payment of any dividend or other distribution or payment in respect of the membership interests of the Company;

            (b)     amendment to the organizational documents of the Company or any Subsidiary;

            (c)     payment of any bonuses, or increase in salaries or other compensation, by the Company or any of its Subsidiaries to any of their respective directors, officers, or employees;

            (d)     damage to or destruction or loss of any asset or property of the Company or any of its Subsidiaries, whether or not covered by insurance, which has had a Material Adverse Effect;

            (e)     incurrence of indebtedness or guarantee of debt or other liability of any third party by the Company or any Subsidiary;

            (f)     material change in the accounting methods or principles used by the Company and its Subsidiaries, other than such adjustments as may be required by GAAP as a result of the transactions contemplated by this Agreement;

            (g)     any sale, lease or other transfer or disposition of any properties or assets of the Company;

            (h)     entering into any written agreement to do any of the actions described in clauses (a) through (g); or

            (i)     the occurrence of any event having a Material Adverse Effect.

        Section 2.7. Consents and Approvals.

            (a)     Except as set forth on Schedule 2.7(a), the execution, delivery and performance of this Agreement by the Company and the Members will not, as of the Closing Date, require any consent, approval, authorization or other action by, or filing with or notification to, any federal, state, local, or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, have (A) a Material Adverse Effect or (B) a material adverse effect on the ability of the Company to perform its obligations under this Agreement, and (ii) as may be necessary as a result of any facts or circumstances relating solely to Buyer (including, without limitation, its sources of financing).

            (b)     Except as set forth on Schedule 2.7(b), the execution, delivery and performance of this Agreement by the Company will not, as of the Closing Date, require any third-party consents, approvals, authorizations or actions, except where failure to obtain such consents, approvals, authorizations or actions would not, individually or in the aggregate, have (i) a Material Adverse Effect or (ii) a material adverse effect on the ability of the Company to perform its obligations under this Agreement.

        Section 2.8. Litigation. Except as set forth on Schedule 2.8, as of the date of this Agreement there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries, as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined, individually or in the aggregate, with all such other litigation, actions, suits, proceedings, claims, arbitrations or investigations, would have a Material Adverse Effect.

        Section 2.9. Taxes.

            (a)     Except as set forth on Schedule 2.9:

(i) The Company and its Subsidiaries have timely filed or been included in, or will timely file or be included in, all material Tax Returns required to be filed by them or in which they are to be included with respect to Taxes for any period ending on or before the date of this Agreement, taking into account any extension of time to file granted to or obtained on behalf of the Company or any of its Subsidiaries;

(ii) The Company and its Subsidiaries have paid or caused to be paid all Taxes shown on such Tax Returns prior to the date of this Agreement and have made provision, in accordance with GAAP, for all Taxes owed or accrued through the date of this Agreement;

(iii) Neither the IRS nor any other Governmental Authority is asserting as of the date of this Agreement by written notice to the Company or any of its Subsidiaries or, to the Company’s knowledge, threatening as of the date of this Agreement to assert against the Company or its Subsidiaries, any deficiency or claim for any material amount of additional Taxes;

(iv) To the Company’s knowledge, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending as of the date of this Agreement with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings or is otherwise aware of any such audits or proceedings; and

(v) The Company has made a valid election to be taxed as a partnership for federal and state income tax purposes.

            (b)     For the purposes of this Agreement:

(i) “Taxes” shall mean any and all taxes, charges, fees, levies or other assessments, imposed by the IRS or any taxing authority, and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments; and

(ii) “Tax Returns” shall mean any report, return, document or other filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes.

            (c)     The representatives and warranties set forth in this Section 2.9 shall constitute the only representations and warranties by the Company with respect to Taxes.

        Section 2.10. Employee Benefit Plans. With respect to all the employee benefit plans, programs and arrangements currently maintained for the benefit of any current or former employee, officer or director of the Company and its Subsidiaries (the “Benefit Plans”), except for such matters as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or as set forth on Schedule 2.10, (a) each Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code, has received a favorable determination letter from the IRS that it is so qualified, (b) each Benefit Plan has been operated in accordance with the terms and requirements of applicable law, (c) no Benefit Plan is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or is a multiemployer plan within the meaning of Section 3(37) of ERISA. The representations and warranties set forth in this Section 2.10 shall constitute the only representations and warranties by the Company with respect to Benefit Plans.

        Section 2.11. Real and Personal Property.

            (a)     Schedule 2.11(a) sets forth a list and description of all real properties leased by the Company or any of its Subsidiaries (the “Leased Real Property”). Neither the Company nor any Subsidiary owns any real property. All leases relating to Leased Real Property are identified on Schedule 2.11(a) (the “Leases”) and true and complete copies thereof have been delivered to Buyer. With respect to each Lease listed on Schedule 2.11(a):

(i) the Company or a Subsidiary, as applicable, have good, valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to each pertinent Lease, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

(ii) each of said Leases has been duly authorized and executed by the Company or such Subsidiary, as applicable, and is in full force and effect; and

(iii) neither the Company nor such Subsidiary is in default under any of said Leases, nor has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company or such Subsidiary, as applicable.

            (b)     Except as set forth on Schedule 2.11(b) or as specifically disclosed in the Base Balance Sheet, and except with respect to leased personal property, the Company and each of its Subsidiaries has good title to all of their respective Tangible Personal Property and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Claims, except for (i) assets which have been disposed of to nonaffiliated third parties since December 31, 2005 in the ordinary course of business, (ii) Claims reflected in the Base Balance Sheet, (iii) Claims of record or imperfections of title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use of the assets subject thereto or affected thereby or which would not otherwise, individually or in the aggregate, have a Material Adverse Effect, and (iv) Claims for current Taxes not yet due and payable (collectively (ii)-(iv) are referred to herein as “Permitted Claims”).

            (c)     The representations and warranties set forth in this Section 2.11 shall constitute the only representations and warranties by the Company with respect to Real Property.

        Section 2.12. Labor and Employment Matters.

            (a)     Except as set forth on Schedule 2.12(a) and as otherwise would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries is, as of the date hereof, in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including but not limited to ERISA, the Code, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws, and there are no arrearages in the payment of wages, social security tax or any other employment related levy or tax.

            (b)     Neither the Company nor any Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Except as would not, individually or in the aggregate, have a Material Adverse Effect, as of the date of this Agreement, neither the Company nor any Subsidiary is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the Company’s knowledge, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any Subsidiary.

            (c)     The representations and warranties set forth in this Section 2.12 shall constitute the only representations and warranties of the Company with respect to employment and labor matters.

        Section 2.13. Contracts and Commitments.

            (a)     Except as set forth on Schedule 2.13, neither the Company nor any Subsidiary is a party to:

(i) any partnership agreements or joint venture agreements which requires a payment, or delivery of assets or services;

(ii) any employment, severance or consulting agreements with any director, officer or employee;

(iii) any agreements with another Person materially limiting or restricting the ability of the Company or any Subsidiary to enter into or engage in any market or line of business;

(iv) any other agreement (or group of related agreements) or commitment, the performance of which involves consideration in excess of $50,000; or

(v) any loan agreement, promissory note, letter of credit or other evidence of indebtedness as a signatory, guarantor or otherwise.

            (b)     The Company is not in default under any such contract or commitment set forth on Schedule 2.13, nor has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of the Company’s obligations or result in the creation of any Claim on any of the assets owned, used or occupied by the Company. No third party is in default under any such contract or commitment set forth in Schedule 2.13 to which the Company is party, nor has any event or omission occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or give rise to an automatic termination, or the right of discretionary termination, thereof.

        Section 2.14. Intellectual Property. Except as set forth on Schedule 2.14, the Company or a Subsidiary is the owner of, or has the right to use, all items of intangible property, including, without limitation, patents, registered trademarks and service marks, trade names, unregistered trademarks and service marks, copyrights and other intellectual property rights (collectively, “Intellectual Property Rights”), as are necessary in connection with the business of the Company and its Subsidiaries as currently conducted taken as a whole, except where the failure to own or have the right to use such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect. The Company is not infringing and has not infringed any Intellectual Property Rights of another person in the operation of the business of the Company, nor, to the Company’s knowledge, is any other person infringing the Intellectual Property Rights of the Company. The representations and warranties set forth in this Section 2.14 shall constitute the only representations and warranties by the Company with respect to Intellectual Property Rights.

        Section 2.15. Environmental Matters.

            (a)     The Company and its Subsidiaries are in material compliance with Environmental Laws, except for such noncompliance as would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any written notice, report or other information regarding any actual or alleged material violation of Environmental Laws, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Company or its Subsidiaries or their facilities arising under Environmental Laws, the subject of which would have a Material Adverse Effect.

            (b)     “Environmental Laws” means all applicable federal, state and local statutes or laws, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment, including Laws relating to emissions, discharges, generation, storage, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes (“Waste”) into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resources Conservation and Recovery Act (42 U.S.C. §6901 et. seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et. seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et. seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), and other similar state and local statutes.

            (c)     The representations and warranties set forth in this Section 2.15 shall constitute the only representations and warranties by the Company with respect to environmental matters.

        Section 2.16. Insurance. Schedule 2.16 sets forth a true and correct summary of the insurance policies held by, or for the benefit of, the Company and its Subsidiaries including the underwriter of such policies, retention or deductible amounts, date of expiration, any pending claims and the amount of coverage thereunder. All such policies are valid, outstanding and enforceable policies and provide insurance coverage for the properties, assets and operations of the Company, of the kinds, in the amounts and against the risks customarily maintained by persons similarly situated.

        Section 2.17. Brokers. Except for the fees payable to The Jordan Edmiston Group, which fees shall be paid by the Company, neither the Company nor any Subsidiary has incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

        Section 2.18. Compliance with Laws. Neither the Company nor any Subsidiary is in default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree applicable to the Company or such Subsidiary or by which any property or asset of the Company or its Subsidiaries is bound, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties in this Section 2.18 do not apply to matters covered by Sections 2.9 (“Taxes”), 2.10 (“Employee Benefit Plans”), 2.12 (“Employment and Labor Matters”), 2.14 (“Intellectual Property”), and 2.15 (“Environmental Matters”), which matters are covered exclusively in such Sections.

        Section 2.19. Accounts Receivable. All accounts receivable of Company or any Subsidiary reflected on the Base Balance Sheet, and as incurred in the normal course of business since the date thereof, represent arm’s length sales actually made in the ordinary course of business; are collectible (net of the reserves shown on the Base Balance Sheet for doubtful accounts) in the ordinary course of business; are subject to no counterclaim or setoff; and are not in dispute. Schedule 2.19 contains an aged schedule of accounts receivable included in the Base Balance Sheet. All accounts receivable of Company or any Subsidiary reflected on the Post-Closing Balance Sheet will represent arm’s length sales actually made in the ordinary course of business and will be collectible (net of the reserve shown on the Post-Closing Balance Sheet for doubtful accounts) in the ordinary course of business and will be subject to no counterclaim or set off.

        Section 2.20. Assets Necessary to Business. The Assets include all property and assets (except for the Excluded Assets), tangible and intangible, and all leases, licenses and other agreements, which are necessary to permit Buyer to carry on, or currently used or held for use in, the business of Company as presently conducted.

        Section 2.21. Disclaimer of Other Representations and Warranties; Knowledge; Disclosure.

            (a)    NONE OF THE COMPANY, ITS REPRESENTATIVES OR THE MEMBERS HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OF THE COMPANY OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II AND ARTICLE III HEREOF.

            (b)     Without limiting the generality of the foregoing, none of the Company, such representatives of the Company or the Members has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company and its Subsidiaries made available to Buyer or in any presentation of the business of the Company and its Subsidiaries in connection with the transactions contemplated hereby. No statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, The Governance Institute Confidential Information Memorandum of February 2006 made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company.

            (c)     Whenever a representation or warranty made by the Company herein refers to the knowledge of the Company, such knowledge shall be deemed to consist only of the actual knowledge, awareness or understanding on the date hereof of each member of the senior management of the Company after due inquiry.

            (d)     Notwithstanding anything to the contrary contained in this Agreement or in any of the Schedules, any information disclosed in one Schedule shall be deemed to be disclosed in any other Schedule to which such information may reasonably apply, so long as such disclosure is in sufficient detail such that it is readily apparent to a reasonable person the other Schedules to which such information is responsive. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Company.

Article III – SEVERAL REPRESENTATIONS AND WARRANTIES OF MEMBERS

        Each Member hereby severally, and not jointly, makes to Buyer each of the representations and warranties set forth in this Article III with respect to such Member.

        Section 3.1. Membership Interests. Such Member owns of record and beneficially the number and class or series of the Membership Interests set forth opposite such Member’s name in Exhibit A attached hereto.

        Section 3.2. Authority.

            (a)     Such Member has full right, power and authority under its governing documents to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of such Member pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. This Agreement and each agreement, document and instrument executed and delivered by such Member pursuant to this Agreement constitutes a valid and binding obligation of such Member, enforceable in accordance with their respective terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles), and has been duly authorized by all necessary corporate action of each Member which is a limited partnership.

            (b)     Neither the execution and delivery by such Member of this Agreement and the other agreements, documents and instruments contemplated hereby, nor the consummation by such Member of the transactions in accordance with the terms hereof and thereof, conflicts with or results in a breach of any provisions of such Member’s organizational documents. The execution and delivery by such Member of this Agreement and the other agreements, documents and instruments contemplated hereby, and the consummation by such Member of the transactions in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which such Member is a party, or by which such Member or any of its properties is bound, except, in each case, as would not have a material adverse effect on the ability of such Member to perform its obligations under this Agreement.

        Section 3.3. Warranties Limited. SUCH MEMBER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY, THE ASSETS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III.

Article IV – REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes to the Company and the Members the representations and warranties in this Article IV.

        Section 4.1. Existence; Good Standing; Authority.

            (a)     Buyer is a Wisconsin corporation, validly existing and in good standing or its equivalent under the laws of Wisconsin. Buyer is duly licensed or qualified to do business as a foreign corporation under the laws of any other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement. Buyer has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as currently conducted.

            (b)     Buyer has the corporate power and authority to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of Buyer pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the performance by Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Members and the Company, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

        Section 4.2. No Conflict. Neither the execution and delivery by Buyer of this Agreement and the other agreements, documents and instruments contemplated hereby, nor the consummation by Buyer of the transactions in accordance with the terms hereof and thereof, conflicts with or results in a breach of any provisions of Buyer’s articles of incorporation or by-laws. Except as set forth on Schedule 4.2, the execution and delivery by Buyer of this Agreement and the other agreements, documents and instruments contemplated hereby, and the consummation by Buyer of the transactions in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which Buyer is a party, or by which Buyer or any of its properties is bound, except, in each case, as would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

        Section 4.3. Consents and Approvals.

            (a)     Except as set forth on Schedule 4.3(a), the execution, delivery and performance of this Agreement by Buyer will not, as of the Closing Date, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement, and (ii) as may be necessary as a result of any facts or circumstances relating solely to the Company or the Members.

            (b)     To Buyer’s knowledge, except as set forth on Schedule 4.3(b), the execution, delivery and performance of this Agreement by Buyer will not, as of the Closing Date, require any third-party consents, approvals, authorizations or actions, except where failure to obtain such consents, approvals, authorizations or actions would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

        Section 4.4. Litigation. As of the date of this Agreement, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to Buyer’s knowledge, threatened in writing, against Buyer, as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined (a) would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (b) would not have in the aggregate a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

        Section 4.5. Brokers. Except for the fees payable to Coady Diemar Partners, which fees shall be paid by Buyer, Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

        Section 4.6. Warranties Limited. BUYER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV.

Article V – CERTAIN COVENANTS OF BUYER, THE COMPANY AND THE MEMBERS

        Section 5.1. Confidentiality. The parties shall adhere to the terms and conditions of that certain Confidentiality Agreement dated February 17, 2006 by and between the Company and Buyer (the “Confidentiality Agreement”).

        Section 5.2. Regulatory and Other Authorizations; Consents.

            (a)     The Company and Buyer shall use their commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals and shall promptly respond to any requests for additional information from any Governmental Authority or filings in respect thereof.

            (b)     Buyer and the Company shall use their respective commercially reasonable efforts to obtain the consents of third parties listed in Schedule 2.6(b), including (i) providing to such third parties such financial statements and other financial information as such third parties may reasonably request, (ii) agreeing to commercially reasonable adjustments to the terms of the agreementswith such third parties (provided that neither party hereto shall be required to agree to any increase in the amount payable with respect thereto) and (iii) executing agreements to effect the assumption of such agreements.

            (c)     The Company and Buyer agree to use their respective commercially reasonable efforts to obtain the consent of Mayer Hoffman McCann P.C. (“Company Auditors”) to the inclusion of Company Auditors’ reports on the Company’s financial statements in Buyer’s reports and statements filed with the Securities and Exchange Commission, including providing such information as Company Auditors may reasonably request and executing customary management representation letters to Company Auditors. Buyer agrees to pay the reasonable fees and expenses of Company Auditors incurred in connection with its provision of any such consent.

        Section 5.3. Further Action. Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

        Section 5.4. Press Releases. The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

        Section 5.5. Change of Company Name. Concurrently with the Closing, Company shall change its company name to a new name bearing no resemblance to its present name so as to permit the use of its present name by Buyer.

Article VI – EMPLOYEE MATTERS

        Section 6.1. Employees; Benefits.

            (a)     Buyer shall offer employment to all persons who were employed by the Company and its Subsidiaries immediately preceding the Closing Date, including those on vacation, leave of absence or disability, but excluding those persons listed on Schedule 6.1 (the “Company Employees”), in a comparable position at not less than the same base rate of pay. Buyer shall not, at any time prior to one hundred eighty (180) days after the Closing Date, effectuate a “mass layoff” as that term is defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”), or comparable conduct under any applicable state law, affecting in whole or in part any facility, site of employment, operating unit or employee of the Company or its Subsidiaries without complying fully with the requirements of WARN or such applicable state law.

            (b)     To the extent that service is relevant for purposes of eligibility, vesting, calculation of any benefit, or benefit accrual under any employee benefit plan, program or arrangement established or maintained by Buyer (other than any defined benefit pension plan) following the Closing Date for the benefit of Company Employees, such plan, program or arrangement shall credit such Company Employees for service on or prior to the Closing Date that was recognized by the Company or its Subsidiaries, as the case may be,for purposes of employee benefit plans, programs or arrangements maintained by the Company, to the extent permitted by such plans, programs or arrangements and applicable Law. In addition, with respect to any welfare benefit plan (as defined in Section 3(1) of ERISA) established or maintained by Buyer following the Closing Date for the benefit of Company Employees, such plan shall waive any pre-existing condition exclusions and provide that any covered expenses incurred on or before the Closing Date by any Company Employee or by a covered dependent shall be taken into account for purposes of satisfying applicable deductible coinsurance and maximum out-of-pocket provisions after the Closing Date, to the extent permitted by such plan and applicable Law. To the extent that any Company Employee elects to roll over his or her accrued vacation in lieu of receiving cash from the Company on termination of his or her employment with the Company on the date hereof, Buyer agrees to provide each such Company Employee with the same number of vacation days during calendar year 2006 following the Closing Date. Buyer agrees to assume the incentive compensation arrangements that the Company has with each Company Employee reflected on the Estimated Closing Balance Sheet and agrees to indemnify the Company for any payments that the Company is required to make to any such Company Employee as a result of such arrangements.

            (c)     Buyer shall be solely responsible for, and shall pay or cause to be paid, severance payments and other termination benefits, if any, to Company Employees who may become entitled to such benefits by reason of any events occurring after Closing. If any action on the part of the Company prior to the Closing, or if the sale to Buyer of the business and assets of the Company pursuant to this Agreement or the transactions contemplated hereby, shall directly or indirectly result in any Liability for severance payments, termination benefits or benefits upon a “change of control” of the Company, such Liability shall be the sole responsibility of the Company.

            (d)     Nothing in this Agreement, express or implied, is intended to confer upon any of the Company’s employees, former employees, collective bargaining representatives, job applicants, any association or group of such persons or any Company Employees any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including, without limitation, any rights of employment.

        Section 6.2. Conveyance Taxes; Costs. Company shall be liable for and shall hold Buyer harmless against any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar taxes that become payable in connection with the acquisition by Buyer of the Assets and other transactions contemplated hereby, and the applicable parties shall file such applications and documents as shall permit any such tax to be assessed and paid on the Closing Date in accordance with any available pre-sale filing procedure.

        Section 6.3. Books and Records; Insurance. Buyer shall, and shall cause the Company and each Subsidiary to, retain each book, record and other document pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date (each, a “Record”) and to make the same available for inspection and copying by the Members or any representative of the Members at the expense of the Members during the normal business hours of Buyer, the Company or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice, in each case until the later of (a) the date of the settlement of, and distribution of the balance under, the Indemnification Escrow Agreement or (b) the date on which such Record is at least seven years old (such later date, the “Cutoff Date”). No such Record shall be destroyed after the Cutoff Date by Buyer or the Company, without first advising the Members’Representative in writing and giving the Members’ Representative, on behalf of the Members, a reasonable opportunity to obtain possession thereof. Furthermore, Buyer agrees to make the relevant former Company Employees reasonably available to the Company and the Members’ Representative for purposes of preparing tax returns of the Company and dissolving the Company following the Closing Date.

Article VII –CLOSING DELIVERIES

        Section 7.1. Buyer Deliveries. Buyer shall take the following actions and/or cause the following documents to be delivered (or tendered subject only to Closing) to the Company at the Closing:

            (a)     delivery of the Closing Date Cash, less the Escrow Amount, in accordance with the wire transfer instructions set forth on Schedule 1.4 hereto;

            (b)     the Escrow Agreement executed by Buyer and the Escrow Agent, together with the delivery of the Escrow Amount to the Escrow Agent by wire transfer to the Escrow Fund;

            (c)     the Assignment and Assumption Agreement executed by Buyer; and

            (d)     a certificate of the Secretary of Buyer certifying, as complete and accurate as of the Closing, attached copies of the organizational documents of Buyer and certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to the transactions contemplated hereby.

        Section 7.2. Deliveries of Company. The Company shall cause the following documents to be delivered (or tendered subject only to Closing) to Buyer at the Closing:

            (a)     a bill of sale for all of the Assets that are Tangible Personal Property in the form of Exhibit C (the “Bill of Sale”) executed by the Company;

            (b)     an assignment of all of the Assets that are intangible personal property in the form of Exhibit D, which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”) executed by the Company;

            (c)     assignments of all Intellectual Property Assets and separate assignments of all registered Marks, Patents and Copyrights in the form of Exhibit E executed by the Company;

            (d)     assignments of all Real Property Leases and in the form of Exhibit F executed by the Company and any landlord consents that may be required;

            (e)     such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and executed by the Company;

            (f)     the Indemnification Escrow Agreement executed by Members’ Representative;

            (g)     a certificate of the manager of the Company certifying, as complete and accurate as of the Closing, attached copies of the organizational documents of the Company, certifying and attaching all requisite resolutions or actions of the Company’s governing body and equity holders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency and signatures of the officers of the Company executing this Agreement and any other document relating to the transactions contemplated hereby;

            (h)     if requested by Buyer, any consents, waivers or other instruments that may be required to permit Buyer’s qualification in each jurisdiction in which the Company is licensed or qualified to do business as a foreign corporation under the name “The Governance Institute” or “TGI” or any derivative thereof;

            (i)     releases of all Claims on the Assets, other than Permitted Claims, including releases of each mortgage of record and reconveyances of each deed of trust with respect to each parcel of real property included in the Assets; and

            (j)     such other documents as Buyer may reasonably request for the purpose of facilitating the consummation or performance of any of the transactions contemplated hereby.

Article VIII – SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

        Section 8.1. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein, as the case may be, shall survive the Closing and shall remain in full force and effect for a period of 12 months after the Closing Date. Neither party shall have any obligation under this Article VIII following such termination; provided, however, that any such written claim with respect to a breach of the representations and warranties may (i) with respect to fraud, intentional misrepresentation or a deliberate or willful misconduct by the Company, Members or Buyer, be given at any time before the end of the applicable statute of limitations and (ii) with respect to a breach of the representations or warranties contained in Section 2.1 (Existence; Good Standing; Authorization — Company), Section 2.9 (Tax Matters), Section 2.11(b) (Real and Personal Property), Section 2.17 (Brokers), Section 3.2 (Authority — Members), Section 4.1 (Existence; Good Standing; Authorization — Buyer) and Section 4.5 (Brokers — Buyer) of this Agreement may be given at any time prior to the expiration of the applicable statute of limitations.

        Section 8.2. Several Indemnification by the Members.

            (a)     The Members agree, subject to the other terms and conditions of this Agreement, to severally, in accordance with their pro rata participation set forth on Exhibit A hereto, indemnify Buyer and its officers and directors (each a “Buyer Indemnified Party”) against and hold them harmless to the extent of any Losses resulting from (i) the breach of any representation or warranty of the Company or the Members contained herein, (ii) any breach of any covenant or agreement of the Company or the Members contained herein, and (iii) any Claim of or against the Company, the Assets or the business of the Company not assumed by Buyer pursuant hereto.

            (b)     The indemnification obligations of the Members pursuant to Section 8.2(a)(i) shall be limited as follows:

(i) The Members shall have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 8.2(a) exceeds $200,000 (the “Threshold Amount”), and then shall be obligated to indemnify back to the first dollar of such Losses.

(ii) The Members shall not be obligated to indemnify any Buyer Indemnified Party pursuant to Section 8.2(a) for any amount of indemnifiable Losses in excess of One Million Nine Hundred Fifty Thousand Dollars ($1,950,000) in the aggregate (the “Maximum Amount”).

(iii) Any indemnification claims made by the Buyer Indemnified Parties under Section 8.2(a)(i) shall be satisfied solely by claims against the Escrow Fund.

(iv) In no event shall any Member be obligated to indemnify a Buyer Indemnified Party for any Losses pursuant to Section 8.2(a)(i) in excess of such Member’s pro rata portion of such Loss, which pro rata portion shall be determined in accordance with such Member’s pro rata portion of the Purchase Price as allocated pursuant to Exhibit A, nor shall any Member be obligated to indemnify a Buyer Indemnified Party for any Losses attributable to a breach of this Agreement by any other Member.

(v) No indemnification shall be payable to a Buyer Indemnified Party with respect to claims asserted by such Buyer Indemnified Party pursuant to Section 8.2(a)(i) after the date that is 12 months after the Closing Date (the “Indemnification Cut-Off Date”).

Notwithstanding the foregoing, the Buyer Indemnified Parties shall not be subject to any limitation pursuant to this Section 8.2(b) (except for the limitations in clause (iv)), and shall be entitled to dollar-for-dollar recovery from each Member, without duplication, in respect of claims for indemnification from the Members for Losses in connection with (x) fraud, intentional misrepresentation or a deliberate or willful breach by the Company of any of its representations, warranties or covenants under this Agreement or (y) with respect to Losses as a result of a breach of the representations or warranties contained in Section 2.1 (Existence; Good Standing; Authorization — Company), Section 2.9 (Tax Matters), Section 2.11(b) (Real and Personal Property) and Section 2.17 (Brokers) of this Agreement.

            (c)     The amount of Losses otherwise recoverable under this Section 8.2 shall be adjusted to the extent to which any Federal, state, local or foreign tax liabilities or benefits are realized by the Buyer Indemnified Parties by reason of any Loss or indemnity payment hereunder.

            (d)     A Buyer Indemnified Party shall give the Members’ Representative written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Buyer Indemnified Party may request indemnification hereunder or as to which the Threshold Amount may be applied as soon as is practicable and in any event within thirty (30) days of the time that such Buyer Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify the Members’ Representative shall not affect rights to indemnification hereunder except to the extent that the Members’ are prejudiced by such failure. The Members’ Representative shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense. If the Members’ Representative elects to assume the defense of any such claim or proceeding, the Members’ Representative shall consult with the Buyer Indemnified Party for the purpose of allowing the Buyer Indemnified Party to participate in such defense, but in such case the expenses of the Buyer Indemnified Party shall be paid by the Buyer Indemnified Party. A Buyer Indemnified Party shall provide and shall cause the Company to provide, as applicable, the Members’ Representative and counsel with access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Members’ Representative in the defense or settlement thereof, and the Members shall reimburse Buyer Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith. If the Members’ Representative elects to direct the defense of any such claim or proceeding, Buyer Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Members’ Representative consents in writing to such payment (which consent shall not be unreasonably withheld) or unless the Members’ Representative, subject to the last sentence of this Section 8.2(d), withdraws from the defense of such asserted liability or unless a final judgment from which no appeal may be taken by or on behalf of the Members is entered against Buyer Indemnified Party for such liability. If the Members’ Representative fails to defend or if, after commencing or undertaking any such defense, the Members’ Representative fails to prosecute or withdraws from such defense, Buyer Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Members’ expense. If the Buyer Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 8.2(d) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego any appeal with respect thereto, then the Buyer Indemnified Party shall give the Members’ Representative prompt written notice thereof, and the Members’ Representative shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.

            (e)     No Buyer Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is disclosed as a Current Liability on the Base or Post-Closing Balance Sheet.

            (f)     Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or a Buyer Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

            (g)     Neither the Company nor the Members shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value. Buyer and each Buyer Indemnified Party shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

Any liability for indemnification under this Section 8.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

        Section 8.3. Indemnification by Buyer.

            (a)     Buyer agrees, subject to the other terms and conditions of this Agreement, to indemnify the Members and their respective Affiliates, officers, directors and employees (each a “Member Indemnified Party”) against and hold them harmless from all Losses resulting from (i) the breach of any representation or warranty of Buyer contained herein, and (ii) any breach of any covenant or agreement of Buyer contained herein.

            (b)     The Buyer shall have no obligation to provide any indemnification pursuant to Section 8.3(a)(i) until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to this Section 8.3(a)(i) exceeds the Threshold Amount, and then shall be obligated to indemnify back to the first dollar of such Losses. Buyer shall not be obligated to indemnify any Member Indemnified Party pursuant to Section 8.3(a)(i) for any amount of indemnifiable Losses in excess of the Maximum Amount. No indemnification shall be payable to a Member Indemnified Party with respect to claims asserted by such Member Indemnified Party pursuant to Section 8.3(a)(i) after the Indemnification Cut-Off Date. Notwithstanding the foregoing, the Member Indemnified Parties shall not be subject to any limitation pursuant to this Section 8.3(b), and shall be entitled to dollar-for-dollar recovery from Buyer, without duplication, in respect of claims for indemnification from the Member Indemnified Parties for Losses in connection with (x) fraud, intentional misrepresentation or a deliberate or willful breach by Buyer of its representations, warranties or covenants under this Agreement or (y) with respect to Losses as a result of a breach of the representations or warranties contained in Section 4.1 (Existence; Good Standing; Authorization — Buyer) and Section 4.5 (Brokers — Buyer) of this Agreement.

            (c)     The amount of Losses otherwise recoverable under this Section 8.3 shall be reduced to the extent to which any Federal, state, local or foreign tax liabilities of the Member Indemnified Parties, or any of its respective affiliates is decreased by reason of any Loss in respect of which such Member Indemnified Party shall be entitled to indemnity under this Agreement.

            (d)     A Member Indemnified Party shall give Buyer written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Member Indemnified Party may request indemnification hereunder or as to which the Threshold Amount may be applied as soon as is practicable and in any event within thirty (30) days of the time that such Member Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify Buyer shall not affect rights to indemnification hereunder except to the extent that Buyer is actually prejudiced by such failure. Buyer shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense. If Buyer elects to assume the defense of any such claim or proceeding, Buyer shall consult with the Member Indemnified Party; the Member Indemnified Party may participate in such defense, but in such case the expenses of the Member Indemnified Party shall be paid by the Member Indemnified Party. The Member Indemnified Party shall provide Buyer with access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with Buyer in the defense or settlement thereof, and Buyer shall reimburse the Member Indemnified Party for all the reasonable out-of-pocket expenses of such Member Indemnified Party in connection therewith. If Buyer elects to direct the defense of any such claim or proceeding, the Member Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability, unless Buyer consents in writing to such payment (which consent shall not be unreasonably withheld) or unless Buyer, subject to the last sentence of this Section 8.3(d), withdraws from the defense of such asserted liability, or unless a final judgment from which no appeal may be taken by or on behalf of Buyer is entered against the Member Indemnified Party for such liability. If Buyer fails to defend or if, after commencing or undertaking any such defense, Buyer fails to prosecute or withdraws from such defense, the Member Indemnified Party shall have the right to undertake the defense or settlement thereof, at Buyer’s expense. If the Member Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 8.3(d) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego appeal with respect thereto, then such Member Indemnified Party shall give Buyer prompt written notice thereof and Buyer shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.

            (e)     Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Members, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

            (f)     Buyer shall not have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution of value. The Members and Member Indemnified Parties shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

Any liability for indemnification under this Section 8.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

        Section 8.4. Treatment of Indemnity Payments. All payments made by the Members or Buyer, as the case may be, to or for the benefit of the other parties pursuant to this Article VIII shall be treated as adjustments to the Purchase Price for tax purposes, and such agreed treatment shall govern for purposes of this Agreement.

        Section 8.5. Remedies Exclusive. From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article VIII, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith. To the maximum extent permitted by law, the parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any laws (including any right or remedy under the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 etseq., the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9602 etseq., or any other Environmental Law), at common law or otherwise. Except as provided in this Article VIII, no claim, action or remedy shall be brought or maintained by any party against any other party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of any of the parties hereto set forth or contained in this Agreement, except to the extent that the same shall have been the result of fraud in the inducement by any party hereto, in which case the other parties hereto shall have, in addition to the remedies set forth in this Article VIII (which remedies therein shall be the sole legal remedies of such other parties in respect of such fraud in the inducement), such equitable remedies to which such other parties may be otherwise entitled, including, without limitation, the ability to apply to any court of competent jurisdiction for specific performance or injunctive relief.

Article IX – [RESERVED]

Article X – GENERAL PROVISIONS

        Section 10.1. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery), or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

            (a)     if to the Company or the Members’ Representative, to:

c/o Housatonic Partners 111 Huntington Avenue Suite 2850 Boston, MA 02199-5160 Attn: James L. Wilder Facsimile: 617-267-5565

with copy to:

Proskauer Rose LLP One International Place Boston, MA 02110-2600 Attn: Alexander B. Temel, Esq. Facsimile: (617) 526-9899

            (b)     If to Buyer, to:

National Research Corporation 1245 Q Street Lincoln, NE 68508 Attn: Patrick E. Beans Facsimile: (402) 475-9061

with a copy to:

Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 Attn: Benjamin F. Garmer, III Russell E. Ryba Facsimile: (414) 297-4900

        Section 10.2. Fees and Expenses. Except as provided otherwise herein, each of Buyer, on the one hand, and the Company (on behalf of the Company and the Members) on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

        Section 10.3. Certain Definitions. For purposes of this Agreement:

            (a)     An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

            (b)     “GAAP” means U.S. generally accepted accounting principles, consistently applied;

            (c)     “Losses” of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) actually suffered or incurred by such Person;

            (d)     “Material Adverse Effect” means a material adverse effect on the Assets or the financial condition or business of the Company and its Subsidiaries, taken as a whole, except for any such effects resulting from changes in general economic or political conditions or the securities markets in general; and

            (e)     “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

        Section 10.4. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein”and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

        Section 10.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        Section 10.6. Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by Buyer, the Company and the Members’Representative, or in the case of a waiver, the party waiving compliance.

        Section 10.7. Entire Agreement; Severability. This Agreement (including the exhibits, schedules, documents and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. If any term, condition or other provision of this Agreement is found to be invalid, illegal or incapable of being enforced by virtue of any rule of law, public policy or court determination, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

        Section 10.8. Third Party Beneficiaries. Except as expressly provided in this Agreement, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

        Section 10.9. Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

        Section 10.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto without the prior written consent of the Company, the Members’ Representative and the Buyer. Any assignment in violation of the preceding sentence will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 10.11. Consent to Jurisdiction. Each of the parties hereby consents to personal jurisdiction, service of process and venue in the federal or state courts of the State of California for any claim, suit or proceeding arising under this Agreement, or in the case of a third party claim subject to indemnification hereunder, in the court where such claim is brought.

        Section 10.12. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

        Section 10.13. Remedies. It is specifically understood and agreed that any breach of the provisions of this Agreement or any other agreement executed and delivered pursuant to this Agreement by any party hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by law).

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        IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY:
TGI GROUP, LLC
By:/s/ Gordon R. Clark
Name: Gordon R. Clark
Title: President & CEO
MEMBERS:
/s/ Gordon R. Clark
Gordon Clark
HOUSATONIC EQUITY INVESTORS SBIC, L.P.
By: Housatonic Equity Partners SBIC,
LLC, its General Partner
By:/s/ William N. Thorndike, Jr.
Name: William N. Thorndike, Jr.
Title: Managing Director
BUYER:
NATIONAL RESEARCH CORPORATION
By:/s/ Patrick E. Beans
Name: Patrick E. Beans
Title: CFO